FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November, 2003

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                      Japan
                    (Address of Principal Executive Offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F X      Form 40-F
                                    ---              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes      No  X
                                    ---     ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]




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Material Contained in this Report:

I. Information made public by way of press release with respect to the registrant's results of operations for the six months ended September 30, 2003.

     o    Press release

     o    Highlights of consolidated financial results for FY2004 interim

     o    Highlights of unconsolidated financial results for FY2004 interim

II. English translations of the original Japanese-language documents filed with the Tokyo Stock Exchange with respect to the registrant's results of operations for the six months ended September 30, 2003:

     o FY2004 interim consolidated financial results, prepared in accordance with U.S. GAAP

     o FY2004 interim unconsolidated financial results, prepared in accordance with Japanese GAAP

     o    Supplemental information

     o Financial summary and consolidated financial statements, prepared in accordance with U.S. GAAP

     o Unconsolidated financial statements, prepared in accordance with Japanese GAAP



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Toyota Motor Corporation


                                                     By:    /s/ Takahiko Ijichi
                                                        ------------------------
Date:  November 5, 2003                                 Name:   Takahiko Ijichi
                                                        Title:  General Manager,
                                                             Accounting Division